UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 1-18-07

February 27, 2007

RECD S.E.C.
MAR 0 6 2007
1086

Act: 1934
Section: 14A-8
Rule:
Public
Availability: 2/27/2007

Amy C. Seidel
Faegre & Benson LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-3901

Re: Target Corporation
Incoming letter dated January 18, 2007

Dear Ms. Seidel:

This is in response to your letter dated January 18, 2007 concerning the shareholder proposal submitted to Target by Adrian Dominican Sisters, Catholic Healthcare West, Catholic Healthcare Partners, Boston Common Asset Management, Sisters of St. Francis of Philadelphia, Trinity Health, Friends Fiduciary Corporation, Congregation of the Passion, Missionary Oblates of Mary Immaculate, Benedictine Sisters of Mount St. Scholastica, Bon Secours Health System, and Sisters of St. Joseph of La Grange. We also have received a letter from Adrian Dominican Sisters dated January 31, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

07047002

Sincerely,

David Lynn
Chief Counsel

PROCESSED
MAR 1 2 2007
THOMSON
FINANCIAL

Enclosures

cc: Sister Judy Byron, OP
Northwest Coalition for Responsible Investment
1216 NE 65th Street
Seattle, WA 98115

27419

Susan Vickers, RSM
Vice President Community Health
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107-1739

Michael D. Connelly
President & CEO
Catholic Healthcare Partners
615 Elsinore Place
Cincinnati, OH 45202

Constance Brookes
Executive Director
Friends Fiduciary Corporation
Friends Center/1515 Cherry Street
Philadelphia, PA 19102

John D. Gonzalez, CPP
Program Director for JPIC and Lay Ministries
Congregation of the Passion
Holy Cross Province
5700 N. Harlem Ave.
Chicago, IL 60631

Seamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, DC 20017

Everard O. Rutledge, PhD
Vice President of Community Health
Bon Secours Health System
2097 Henry Tecklenburg Drive, Suite 214 West
Charleston, SC 29414

FAEGRE & BENSON LLP

UNITED STATES | ENGLAND | GERMANY | CHINA

AMY C. SEIDEL
ASeidel@faegre.com
(612) 766-7769

January 18, 2007

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street NE
Washington, D.C. 20549-7010

Re: Target Corporation: 2007 Annual Meeting Shareholder Proposal
Submitted by the Adrian Dominican Sisters and Certain Co-Sponsors

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am submitting this letter on behalf of Target Corporation, a Minnesota corporation ("Target"), regarding the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by a shareholder, the Adrian Dominican Sisters ("Dominican Sisters"), and co-sponsored by Catholic Healthcare West, Catholic Healthcare Partners, Boston Common Asset Management, Sisters of St. Francis of Philadelphia, Trinity Health, Friends Fiduciary Corporation, Congregation of the Passion, Missionary Oblates of Mary Immaculate, Benedictine Sisters of Mount St. Scholastica, Bon Secours Health System and Sisters of St. Joseph of La Grange (collectively, together with the Dominican Sisters, the "Proponents").

I am submitting this letter to respectfully request that the Staff of the Division of Corporate Finance concur with our view that, for the reasons stated below, the Proposal may properly be excluded from Target's proxy statement and form of proxy (together, the "proxy materials") for its 2007 Annual Meeting of Shareholders.

In accordance with Rule 14a-8(j), enclosed are five additional copies of this letter, which include the following:

- a copy of the letter dated December 5, 2006 from the Dominican Sisters, which includes the Proposal, and a copy of the letter from each of the other Proponents; and

- this statement on behalf of Target, which sets forth our reasons why the Proposal may be excluded from Target's proxy materials.

Target plans to file its definitive proxy materials with the SEC on or about April 9, 2007. Target would appreciate the Staff's response to this request prior to March 1, 2007, which is the date by which Target will need to finalize its proxy materials in order to meet its current timetable.

I. THE PROPOSAL

The Proposal requests that Target "report (at reasonable cost and omitting proprietary information) on the implications of rising health care expenses and how it is positioning itself to address this public policy issue without compromising the health and productivity of its workforce." The Proposal calls for this report to be completed by June 30, 2007 and notes that Target "need not address specific benefit offerings."

II. BASES FOR EXCLUSION OF THE PROPOSAL UNDER RULE 14A-8(I)(7)

The Proposal Deals with Matters Relating to Target's Ordinary Business Operations

(a) Recent Precedent. Our analysis of the application of Rule 14a-8(i)(7) to the Proposal is set forth below. However, as a preliminary matter, we note that the Staff recently considered the same issue in *Kohl's Corp.* (January 8, 2007), where Kohl's sought to exclude the exact same proposal as the present Proposal. One of the proponents of the Proposal, Catholic Healthcare West, was also a co-sponsor of the proposal in *Kohl's Corp.* In that matter, the Staff agreed that the proposal related to Kohl's ordinary business operations. The result should be no different here.

In the ordinary course of business, Target management monitors the costs of benefits to employees in addition to the quality of the benefits provided and the competitive landscape. Target management works to balance costs and benefits of various alternative benefit programs when designing compensation packages to attract and retain employees. Health care benefits are only one component of a total compensation package, and any change in one benefit can have a ripple effect and impact other benefits. Accordingly, Target management needs the ability to conduct its own review of benefit programs and consider many factors, including Target's hiring and retention objectives and alternatives available from its health care provider networks, in order to make an informed decision about health care benefits provided to its employees. Accordingly, the Proposal to prepare a report on health care expenses and Target's plans to address the issue relates to functions that are managerial in nature and fall within Target's ordinary business operations.

(b) Analysis of Rule 14a-8(i)(7). Under Rule 14a-8(i)(7), a company may exclude a shareholder proposal from its proxy materials "[i]f the proposal deals with a matter relating to the company's ordinary business operations." The Proposal deals with Target's ordinary business operations—employee health and welfare plans—and it therefore may be omitted from Target's proxy materials.

Rule 14a-8(i)(7) has been interpreted to be "consistent with the policy of most state corporate laws," which is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder's meeting." Amendments to Rules on Shareholder Proposals, Release 34-40018 (May 21, 1998). In addition to that general principle, the Commission has found that "[t]he policy underlying the ordinary business exclusion rests on two central considerations." The first consideration is whether the proposal involves tasks "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight." *Id.* "The second consideration is the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* This second consideration "may come into play in a number of circumstances, such as where the proposal involves intricate detail, or *seeks to impose specific time-frames* or methods for implementing complex policies." *Id.* (emphasis added).

In *Knight-Ridder, Inc.* (January 23, 1991), a shareholder requested that the company prepare a report involving the costs associated with providing health care. Noting that the proposal involved a decision "relating to the selection and evaluation of employee health and welfare plans[,]" and which therefore involves "the Company's ordinary business operations[,]" the Staff concurred with Knight-Ridder's position that the proposal was excludable because "decisions relating to the selection and evaluation of employee health and welfare plans are matters involving the Company's ordinary business operations."

Classification of matters involving health care as an "ordinary business matter" has continued in recent years. In *Sprint Corporation* (January 28, 2004), the Staff allowed Sprint to exclude a proposal to prepare a report on the potential impact on the recruitment and retention of its employees due to changes in retiree health care and life insurance coverage. The Staff agreed that this matter of general employee benefits related to the company's ordinary business operations. In *International Business Machines* (January 13, 2005) ("*IBM 2005*"), the Staff allowed IBM to exclude a proposal that requested IBM to "prepare and make available to shareholders, within six months, a report examining the competitive impact of rising health insurance costs." Consistent with the position that health care benefits, as part of a company's employee benefits, constitute ordinary business matters, the SEC also allowed General Motors to exclude a proposal to establish a directors' committee to develop specific reforms for "the health care problem." *General Motors Corporation* (March 24, 2005). Furthermore, even in situations where only a portion of a proposal relates to ordinary business operations, the Staff has concluded that the proposal may be excluded in its entirety under Rule 14a-8(i)(7). *See Sprint Corporation.*

The current Proposal not only involves tasks that are fundamentally managerial in nature and are such that they could not practically be subject to shareholder oversight, but the Proposal also seeks to "micro-manage" Target by imposing onerous time constraints in executing this ordinary business task.

Since the 1990s, stockholders sought to have proposals promoting national health insurance or similar insurance included in company proxy materials. "In all of those earlier cases advocating or otherwise promoting national health care coverage or similar insurance, the staff uniformly concurred with corporations that proposals on this subject could be omitted from their proxy materials under the ordinary business exclusion." *IBM 2005* (citing *Chrysler Corporation* (February 10, 1992) and *Brunswick Corporation*).

The similarity of the subject matter in the *Knight-Ridder*, *IBM* and, most recently and most specifically, *Kohl's Corp.* proposals (employee benefits) to the subject matter of the current Proposal (employee benefits), should lead the Staff to treat the Proponents' Proposal no differently and allow Target to exclude the Proposal from its proxy materials.

III. BASES FOR EXCLUSION OF THE PROPOSAL UNDER RULE 14A-8(I)(10)

Target Has Already Substantially Implemented the Proposal

Under Rule 14a-8(i)(10), a company may also exclude a shareholder proposal from its proxy materials "[i]f the company has already substantially implemented the proposal." While we believe that the subject matter of the Proposal is an ordinary business matter, we also believe that Target has substantially implemented the Proposal.

The Proposal asks that Target "address the implications of rising health care expenses and how it is positioning itself to address this public policy issue without compromising the health and productivity of its workforce." Target has taken seriously the issue of rising health care costs and how this may affect Target's ability to remain competitive without compromising the health or productivity of its employees.

Included as a component of Target's Corporate Responsibility Report, the relevant portion of which is attached as Appendix A to this letter, is a discussion of the employee benefits offered to Target employees generally. This discussion addresses Target's strategies to continue to provide a high-quality standard benefits program for its team members, while also seeking to manage rising health care costs. The Target Corporate Responsibility Report is publicly available on Target's website at www.target.com by going to the "Investors" section and selecting "Corporate Governance." We believe Target has substantially implemented the thrust of the Proposal by having reviewed the information that it deemed relevant to this issue, implementing a solution that Target believes balances the concerns raised in the Proposal, and providing its conclusions in a public manner through its Corporate Responsibility Report.

The standard under Rule 14a-8(i)(10) is "substantial implementation" and the Staff has acknowledged that a company may meet the substantial implementation standard even if the company did not follow precisely the specific request in the shareholder proposal. In *Borden, Inc.* (February 23, 1994), the company sought to exclude from its proxy materials, a shareholder request for the board of directors to hire investment bankers, determine the value of a portion of the company, and report the results to shareholders, where the company had already "evaluated the full range of alternatives . . ., including sale or merger" with the help of investment bankers and made a determination of the course to take. The Staff concluded that the company's action, although it was not precisely what the resolution requested, constituted substantial implementation of the proposal. The Staff permitted exclusion of the proposal on that basis.

In *Louisiana-Pacific Corporation* (March 18, 1994), the Staff concluded that the company had substantially implemented a proposal requesting that non-employee directors be empowered to conduct an internal investigation relative to certain environmental matters and produce a written report, where the company had created an environmental committee composed of non-employee directors with broad investigative authority.

We believe that the actions taken by Target, as well as the implementation of a solution believed by Target to reasonably address the issues raised by the Proposal, substantially implement the actions requested by the Proposal.

IV. CONCLUSION

For the reasons and on the basis of the authorities cited above, we believe that Target may rely on Rule 14a-8(i)(7) to exclude the Proposal from its proxy materials. In addition, we believe that steps taken by Target to address the issues raised by the Proposal also constitute substantial implementation of the Proposal under Rule 14a-8(i)(10). On behalf of Target, we respectfully request that the Staff confirm that it will not recommend enforcement action to the SEC if Target excludes the Proponents' Proposal from its proxy materials.

As is required by Rule 14a-8(j)(1), a copy of this letter is simultaneously being sent to the Dominican Sisters, and each of the Proponents that did not direct correspondence to the representative for the Dominican Sisters, to notify them of Target's intention to exclude the Proposal from its proxy materials.

Please stamp the enclosed extra copy of this letter, acknowledging receipt, and return it in the enclosed postage prepaid, self-addressed envelope.

If you have any questions regarding the foregoing, please call the undersigned at 612-766-7769.

Very truly yours,

Amy C. Seidel

fb.us.1761986.04
SEIDA:johjc

cc: Sister Judy Byron, OP, Northwest Coalition for Responsible Investment
Representative of the Dominican Sisters and certain of the other Proponents

Susan Vickers, Catholic Healthcare West

Michael D. Connelly, Catholic Healthcare Partners

Constance Brookes, Friends Fiduciary Corporation

John D. Gonzalez, Passionist Community

Séamus P. Finn, Missionary Oblates of Mary Immaculate

Everard O. Rutledge, PhD, Bon Secours Health System

Joellen Sbrissa, Sisters of St. Joseph of La Grange

Timothy R. Baer
Senior Vice President and General Counsel, Target Corporation

TGT Corporate Responsibility Report

Benefits and Compensation

Target pays competitive wages to its team members and we pride ourselves on having a Total Compensation package that is competitive with the market. We set our pay ranges at, or slightly above, the average paid by the external market for jobs with similar skills and responsibilities. Changes to our pay ranges are influenced by company performance and general economic conditions from year to year.

We believe in pay for performance. A team member's actual pay depends on his/her performance ratings, experience and promotional increases. Annual performance evaluations measure a team member's performance in relation to pre-set goals. Team members and their supervisors determine annual goals based on position responsibility and objectives. In addition, Target has a long-term incentive plan designed to advance the long-term growth and financial results of the company. The Plan offers incentives to directors and above and to certain team members whose performance contributes to the achievement of specific goals that create shareholder value over time. The Plan is also intended to facilitate recruitment and retention for outstanding candidates. Depending on position many team members also participate in a short-term incentive (bonus) plan to recognize and reward performance/results.

Target provides many benefits to its team members including:

- A 401(k) program for all eligible team members in which Target matches team member contributions on a dollar-for-dollar basis, up to 5 percent of a team member's pay, in Target shares that vest immediately.
- Pension benefits for all eligible team members. Team members hired since 2002 have an account-based pension, where a percentage of their eligible pay, plus interest, is deposited into a pension plan account. Team members hired before 2002 were provided a traditional pension based on their final average pay or a combination of a traditional and account-based pension. Target pays the full cost of the pension; team members pay nothing.
- Tuition reimbursement to help team members pay for job-related courses at accredited schools, colleges or universities. In addition, Target has partnered with Wells Fargo to offer education loans to team members of up to $25,000 per year.
- A wide variety of internal training and development courses for all team members.
- A competitive vacation and holiday package for eligible team members. Annual vacation accrual increases with years of service. In addition to vacation, Target recognizes and pays for six National Holidays annually.
- Home loans to team members through two sources: Wells Fargo, and PHH Mortgage. In addition, Target has a partnership with Home Buyer's

Assistance to help home buyers learn more about purchasing a home, review various loan options and use a streamlined process to apply for a mortgage.

- In addition to these specific benefits, we offer advancement and opportunity for upward mobility to all team members based on individual performance.

The health and well-being of our team members is an important aspect of our benefit offerings. Target offers a wide range of benefits that encourage wellness, promote healthy living and give team members tools and information to take control of their health. Our company-sponsored approach to health and wellness encompasses physical, emotional and financial well-being and includes medical, dental, life and disability insurance as well as adoption assistance, an employee assistance program and a plan that covers legal services.

Target is committed to helping team members maintain and improve their health. Like many U.S. companies, Target also has sought innovative solutions to manage rising health care costs while continuing to provide a high-quality standard benefits program for our team members. In 2006 we introduced the option of consumer driven health plans (CDHPs) as part of a long-term strategy to help our team members and the company manage these costs, both now and in the future. By offering CDHPs along with a traditional co-payment plan and HMOs at many of our locations, we are able to offer a variety of benefit plans and deductible levels so our team members can choose the best plan to meet their health care needs.

- By offering CDHPs as a plan option, we engage our team members in a decision making process that gives them greater ownership and control of their health care dollars. We also provide information and tools that allow our team members to make informed decisions about which plan offering maximizes the value of their health care benefits.

- CDHPs have gained popularity as a way to control skyrocketing health care costs for individuals and employers. Greater team member engagement promotes greater awareness of the impact of individual decisions and behaviors on cost, encourages healthier behavior and increases the use of company-provided resources that allow for better educated decisions about the cost and value of available health care options.

- With consumer plans, team members who are informed health benefit consumers actually may spend less over the course of the year than they paid for premiums, deductibles and coinsurance in previous years.

- All of our consumer and co-payment based health plans provide deductibles, 80/20 coverage, and an out-of-pocket maximum to help protect team members financially.

- Target contributes to all of the consumer plan accounts to lower deductibles for team members and help them manage their health care dollars.
- Target pays 100 percent of preventive care in all of our health care plans – such as well baby care, immunizations, and annual physicals – and offers extensive health improvement programs to help team members manage their health.
- We continue to pay the majority of the costs for our team members' health benefits. We are not attempting to shift health care costs to our team members.

ADRIAN DOMINICAN SISTERS
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793
517-266-3400
517-266-3524 fax
www.adriandominicans.org
Portfolio Advisory Board

December 5, 2006

Mr. Robert J. Ulrich, CEO & Chair
Target Corporation
1000 Nicollet Mall
Minneapolis, MN 55403

Dear Mr. Ulrich,

The Adrian Dominicans are among the growing number of responsible investors who recognize that medical benefits are a critical issue for U.S. Corporations. Because this issue impacts the profitability of Target Corporation and the health and productivity of its employees, we believe that our company should be involved in the efforts designed to address this public policy issue.

Acting on behalf of the Adrian Dominican Sisters, I am authorized to present the enclosed proposal, *Universal Health Care Policy,* for inclusion in the proxy statement for consideration and action by the 2007 shareholder meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. We would appreciate indication in the proxy statement that the Adrian Dominican Sisters are a sponsor of this resolution.

The Adrian Dominican Sisters are the beneficial owner of 1,600 shares of Target Corporation common stock. A letter verifying our ownership is enclosed. We have held the stock continuously for more than one year and we plan to continue our holding through the 2007 shareholders meeting. A representative of the filers will attend the annual meeting to move the resolution.

It is our hope that representatives of Target will be willing to dialogue with us on how the company will address the national health care issue.

Sincerely,

Judy Byron, OP

Judy Byron, OP
Representative of the Adrian Dominican Sisters

Encl.: Verification of ownership
Resolution

For matters related to this resolution, please contact:

Sister Judy Byron, OP
Northwest Coalition for Responsible Investment
1216 NE 65th Street
Seattle, WA 98115
206.223.1138
jbyron@ipjc.org

Universal Health Care Policy
Target Corporation 2007

The provision of health insurance is crucial to productivity—the HR Policy Association estimates that the annual cost of reduced productivity stemming from the lack of coverage is at least $87 billion—and can be critical to attracting and retaining talented workers. Employer-based coverage is an essential part of America's health insurance system and will continue to be so for the near term.

However, the cost of employer-sponsored health plans has increased by nearly 75 percent since 2000, with premiums increasing more rapidly than either inflation or wage growth. Health insurance costs are now among the fastest-growing business expenses for American corporations. In fact, *The McKinsey Quarterly* predicted that the average Fortune 500 company could see health benefit spending equal profits as soon as 2008.

According to *Business Week*, "The biggest issue for Corporate America in 2005 and beyond is getting out from under the crushing burden of costly medical-care benefits." Soaring costs are putting upward pressure on cost structures and cutting into profits. They also make it difficult for American companies to compete in the global market place.

A study by the Manufacturers Alliance and the National Association of Manufacturers found that structural costs, of which the largest component by far is health care, add almost 23 percent to the price of doing business in the United States. Wilbur Ross, the investor responsible for restructuring Bethlehem Steel, estimated in a recent issue of *The New Yorker* that American companies are confronted with a 15 percent cost disadvantage versus firms from countries with universal health care.

Major American corporations are feeling the effects. General Motors' CEO recently lamented that, "[GM's] health care expense represents a significant disadvantage versus our foreign-based competitors. Left unaddressed, this will make a big difference in our ability to compete in investment, technology and other key contributors to our future success." GM's CEO is not alone. The *Economist* recently speculated that many American executives harbor similar sentiments and the U.S. Chamber of Commerce has identified the cost of health care as an issue affecting the ability of U.S. corporations to compete in global markets.

According to the Deloitte Center for Health Solutions, current attempts to hold down the cost of coverage are not demonstrating appreciable results. And eliminating benefits altogether is not a viable option either. According to Ford's *2004/5 Sustainability Report*, "Long-term, national solutions are needed." In the meantime, state legislatures are beginning to address health coverage. Four states have passed universal health care bills, at least eight more are under consideration and an additional seven states are studying the possibility of a universal system.

Resolved: Shareholders request that the company report (at reasonable cost and omitting proprietary information) on the implications of rising health care expenses and how it is positioning itself to address this public policy issue without compromising the health and productivity of its workforce. The report should be completed by June 30, 2007 and need not address specific benefit offerings.

Comerica

Comerica Bank

Institutional Trust
Client Administration M/C 3462
P. O. Box 75000
Detroit, Michigan 48275
FAX (313) 222-7041

December 7, 2006

Ms. Margaret Weber
Coordinator of Corporate Responsibility
Portfolio Advisory Board
Adrian Dominican Sisters
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793

RE: ADRIAN DOMINICAN SISTERS T ROWE PRICE GROWTH ACCOUNT # 1055025941

Dear Margaret:

In regard to your request for a verification of holdings, the above referenced account currently holds 1,600 shares of TARGET CORP common stock. The attached list indicates the date the stock was acquired.

Please feel free to contact me should you have any additional questions or concerns.

Sincerely,

Karen

Karen L. Moncrieff
Vice President
(313) 222-7092

GINA

COMERICA BANK
Account Asset Inquiry

Run on 12/01/2006 01:48:31 PM
As of Date: 12/01/2006

Account: **1055025941**
ADRIAN DOMINICAN SISTERS TROWE PRICE GROWTH

Cusip: **87612E106**
TARGET CORP

Portfolio: **PRINCIPAL**

ASSET DETAILS

Tax Lots	Acquire Date	Units	Fed Tax Cost	State Tax Cost	Book Value	Original Face
LOT # 1	10/01/2003	1,400.000000	54,600.97	54,600.97		
LOT # 2	11/01/2006	200.000000	11,520.40	11,520.40		
TOTAL ASSET		1,600.000000	66,121.37	66,121.37	66,121.37	

REG/LOC DETAILS

	Units/Amount
** REGISTRATION DETAIL **	
DTC - C/C (303)	1,600.000000
** LOCATION DETAIL **	
DTC (300)	1,600.000000

Back Save

Catholic Healthcare West
CHW

185 Berry Street, Suite 300
San Francisco, CA 94107-1739
(415) 438-5500 *telephone*
(415) 438-5724 *facsimile*
www.chwHEALTH.org

December 8, 2006

Robert J. Ulrich
CEO
Target Corporation
1000 Nicollet Mall
Minneapolis, MN 55403

Dear Mr. Ulrich:

Catholic Healthcare West, in collaboration with the Adrian Dominican Sisters, hereby submits the enclosed proposal *Universal Health Care Policy* for inclusion in the proxy statement for consideration and action by the 2007 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. We would appreciate indication in the proxy statement that Catholic Healthcare West is a sponsor of this resolution. Other shareholders will be co-sponsoring this proposal.

Catholic Healthcare West has held over $2000.00 worth of Target Corporation stock for more than one year. Proof of ownership is enclosed. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC), and we will continue to hold shares in the company through the stockholder meeting.

Sincerely yours,

Susan Vickers, RSM

Susan Vickers, RSM
Vice President Community Health

cc: Dan Rosan, Interfaith Center on Corporate Responsibility
Julie Wokaty, ICCR Director of Publications
Margaret Weber, Adrian Dominican Sisters

Universal Health Care Policy
Target Corporation 2007

The provision of health insurance is crucial to productivity—the HR Policy Association estimates that the annual cost of reduced productivity stemming from the lack of coverage is at least $87 billion—and can be critical to attracting and retaining talented workers. Employer-based coverage is an essential part of America's health insurance system and will continue to be so for the near term.

However, the cost of employer-sponsored health plans has increased by nearly 75 percent since 2000, with premiums increasing more rapidly than either inflation or wage growth. Health insurance costs are now among the fastest-growing business expenses for American corporations. In fact, *The McKinsey Quarterly* predicted that the average Fortune 500 company could see health benefit spending equal profits as soon as 2008.

According to *Business Week*, "The biggest issue for Corporate America in 2005 and beyond is getting out from under the crushing burden of costly medical-care benefits." Soaring costs are putting upward pressure on cost structures and cutting into profits. They also make it difficult for American companies to compete in the global market place.

A study by the Manufacturers Alliance and the National Association of Manufacturers found that structural costs, of which the largest component by far is health care, add almost 23 percent to the price of doing business in the United States. Wilbur Ross, the investor responsible for restructuring Bethlehem Steel, estimated in a recent issue of *The New Yorker* that American companies are confronted with a 15 percent cost disadvantage versus firms from countries with universal health care.

Major American corporations are feeling the effects. General Motors' CEO recently lamented that, "[GM's] health care expense represents a significant disadvantage versus our foreign-based competitors. Left unaddressed, this will make a big difference in our ability to compete in investment, technology and other key contributors to our future success." GM's CEO is not alone. The *Economist* recently speculated that many American executives harbor similar sentiments and the U.S. Chamber of Commerce has identified the cost of health care as an issue affecting the ability of U.S. corporations to compete in global markets.

According to the Deloitte Center for Health Solutions, current attempts to hold down the cost of coverage are not demonstrating appreciable results. And eliminating benefits altogether is not a viable option either. According to Ford's *2004/5 Sustainability Report*, "Long-term, national solutions are needed." In the meantime, state legislatures are beginning to address health coverage. Four states have passed universal health care bills, at least eight more are under consideration and an additional seven states are studying the possibility of a universal system.

Resolved: Shareholders request that the company report (at reasonable cost and omitting proprietary information) on the implications of rising health care expenses and how it is positioning itself to address this public policy issue without compromising the health and productivity of its workforce. The report should be completed by June 30, 2007 and need not address specific benefit offerings.

STATE STREET.
For Everything You Invest In

Erin Rodriguez
Vice President
Institutional Investor Services
444 South Flower Street
Suite 4500
Los Angeles, CA 90071
Telephone (213) 362-7371
Facsimile (213) 362-7330
eprodriguez@statestreet.com

November 28, 2006

Sr. Susan Vickers
VP Community Health
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107
Fax #415-591-2404

Re: Stock Verification Letter

Dear Susan:

Please accept this letter as confirmation that Catholic Healthcare West has owned at least 200 shares or $2,000.00 of the following securities from November 27, 2005 – November 27, 2006. The November 27, 2006 share positions are listed below:

Security	CUSIP	Shares
Bed Bath & Beyond Inc Com	075896100	200
Caremark RX Inc Com	141705103	69,500
Exxon Mobil Corp Com	30231G102	80,000
General Mtrs Corp Com	370442105	3,200
Halliburton Co Com	406216101	163,500
Home Depot Inc Com	437076102	169,200
Target Corp Com	87612E106	99,750

Please let me know if you have any questions.

Regards,

Erin Rodriguez

STATE STREET

Nonprofit Services
Institutional Investor Services
Lafayette Corporate Center
Two Avenue de Lafayette - 6th Fl
Boston, MA 02111-1724

December 8, 2006

To Whom It May Concern:

We, State Street Bank, hereby verify that our client, Catholic Healthcare Partners (CHP), held an aggregate of 75,800 shares (Shares") of Target Corp, Common Stock Cusip 87612E106 Corporation as of December 7, 2006. These shares were held in the name of Cede & Co., the nominee of The Depository Trust Company ("DTC"). The Shares were held in the DTC Participant Account of State Street Bank and Trust Company #997 for the benefit of Catholic Healthcare Partners. The Shares held for the benefit of Catholic Healthcare Partners were held as follows:

30,500 shares Investment Management Program
38,400 shares Catholic Healthcare Partners Retirement Trust
6,900 shares CHP Liability Self-Insurance Trust

The total value of CHP's of Target Corp positions was $ 4,401,706 ($58.07 per share) as of December 7, 2006.

Additionally, CHP has held at least $2,000 value of Target Corp common stock for at least one year.

Thank you.

Sincerely,

SMcCusker

Susan McCusker
Officer

CATHOLIC
HEALTHCARE
PARTNERS

615 Elsinore Place
Cincinnati, Ohio
45202

Phone • 513 • 639 • 2800
Fax • 513 • 639 • 2700

VIA FEDERAL EXPRESS

December 8, 2006

Robert J. Ulrich CEO
Target Corp.
1000 Nicollet Mall
Minneapolis, MN 55403

Dear Mr. Ullrich:

Catholic Healthcare Partners, a Catholic healthcare ministry headquartered in Cincinnati, Ohio has long been concerned not only with the financial returns of its investments, but also (with many other churches and socially concerned investors) with the social and ethical implications of its investments. As background, Catholic Healthcare Partners is one of the largest not-for-profit health systems in the United States and the largest in Ohio. Catholic Healthcare Partners is currently the beneficial owner of 75,800 shares of Target Corp.

We believe that a commitment to employees, communities and the environment fosters long-term business success. As healthcare providers, we are keenly aware of the challenges in the current health system, including concerns relating to both the cost and quality of care, and we are concerned as well that all persons have access to needed services, irrespective of individual ability to pay. Employer-provided health insurance coverage is a significant benefit to employees to ensure necessary and affordable health services are available, and also a significant benefit to employers by improving workforce productivity.

Catholic Healthcare Partners is therefore co-filing with the Adrian Dominican Sisters the enclosed shareholder proposal for inclusion in the 2007 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Catholic Healthcare Partners has been a shareholder for more than one year and will continue to invest in at least the requisite number of shares for proxy resolutions through the stockholders' meeting. We have enclosed a copy of the verification of our ownership position with original sent under separate cover. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

Sincerely,

Michael D. Connelly

Michael D. Connelly
President & CEO
Catholic Healthcare Partners

Encl. Resolution Text [and Verification of Ownership]
cc: Judy Byron, OP

Universal Health Care Policy
2007 – Target Corp.

The provision of health insurance is crucial to productivity—the HR Policy Association estimates that the annual cost of reduced productivity stemming from the lack of coverage is at least $87 billion—and can be critical to attracting and retaining talented workers. Employer-based coverage is an essential part of America's health insurance system and will continue to be so for the near term.

However, the cost of employer-sponsored health plans has increased by nearly 75 percent since 2000, with premiums increasing more rapidly than either inflation or wage growth. Health insurance costs are now among the fastest-growing business expenses for American corporations. In fact, The McKinsey Quarterly predicted that the average Fortune 500 company could see health benefit spending equal profits as soon as 2008.

According to Business Week, "The biggest issue for Corporate America in 2005 and beyond is getting out from under the crushing burden of costly medical-care benefits." Soaring costs are putting upward pressure on cost structures and cutting into profits. They also make it difficult for American companies to compete in the global market place.

A study by the Manufacturers Alliance and the National Association of Manufacturers found that structural costs, of which the largest component by far is health care, add almost 23 percent to the price of doing business in the United States. Wilbur Ross, the investor responsible for restructuring Bethlehem Steel, estimated in a recent issue of The New Yorker that American companies are confronted with a 15 percent cost disadvantage versus firms from countries with universal health care.

Major American corporations are feeling the effects. General Motors' CEO recently lamented that, "[GM's] health care expense represents a significant disadvantage versus our foreign-based competitors. Left unaddressed, this will make a big difference in our ability to compete in investment, technology and other key contributors to our future success." GM's CEO is not alone. The Economist recently speculated that many American executives harbor similar sentiments and the U.S. Chamber of Commerce has identified the cost of health care as an issue affecting the ability of U.S. corporations to compete in global markets.

According to the Deloitte Center for Health Solutions, current attempts to hold down the cost of coverage are not demonstrating appreciable results. And eliminating benefits altogether is not a viable option either. According to Ford's 2004/5 Sustainability Report, "Long-term, national solutions are needed." In the meantime, state legislatures are beginning to address health coverage. Four states have passed universal health care bills, at least eight more are under consideration and an additional seven states are studying the possibility of a universal system.

RESOLVED: Shareholders request that the company report (at reasonable cost and omitting proprietary information) on the implications of rising health care expenses and how it is positioning itself to address this public policy issue without compromising the health and productivity of its workforce. The report should be completed by June 30, 2007 and need not address specific benefit offerings.

STATE STREET

Nonprofit Services
Institutional Investor Services
Lafayette Corporate Center
Two Avenue de Lafayette - 6th Fl
Boston, MA 02111-1724

December 8, 2006

To Whom It May Concern:

We, State Street Bank, hereby verify that our client, Catholic Healthcare Partners (CHP), held an aggregate of 75,800 shares (Shares") of Target Corp, Common Stock Cusip 87612E106 Corporation as of December 7, 2006. These shares were held in the name of Cede & Co., the nominee of The Depository Trust Company ("DTC"). The Shares were held in the DTC Participant Account of State Street Bank and Trust Company #997 for the benefit of Catholic Healthcare Partners. The Shares held for the benefit of Catholic Healthcare Partners were held as follows:

30,500 shares Investment Management Program
38,400 shares Catholic Healthcare Partners Retirement Trust
6,900 shares CHP Liability Self-Insurance Trust

The total value of CHP's of Target Corp positions was $ 4,401,706 ($58.07 per share) as of December 7, 2006.

Additionally, CHP has held at least $2,000 value of Target Corp common stock for at least one year.

Thank you.

Sincerely,

S McCusker

Susan McCusker
Officer

BOSTON COMMON
ASSET MANAGEMENT, LLC

December 8, 2006

Mr. Robert. J. Ulrich, CEO & Chair
Target Corporation
1000 Nicollet Mall
Minneapolis, MN 55403

Dear Mr. Ulrich:

Boston Common Asset Management serves investors concerned about the social impacts and business practices, as well as the financial return, of their investments. Our firm is among a growing number of responsible investors who recognize that medical benefits are a critical issue for U.S. companies to address. Because this issue directly impacts the profitability as well as the health and productivity of its employees, we believe that Target should be involved in efforts designed to address the issue of universal health care.

Please include the enclosed proposal in the Proxy Statement and Form of Proxy relating to the 2007 Annual Meeting of the stockholders of Target Corporation.

Boston Common Asset Management is a co-filer of this resolution on behalf of its clients. The primary filer is the Adrian Dominicans Sisters. As of December 8, 2006, Boston Common's clients hold a total of 24,347 shares of Target Corporation. Verification of ownership will be submitted upon request. We are submitting the enclosed shareholder proposal for inclusion in the proxy statement for the 2007 Annual Meeting of Shareholders, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Act"). Boston Common is the beneficial owner, as defined in Rule 13d-3 of the Act, of the above-mentioned number of shares. Boston Common has held at least $2,000 in market value of these securities for more than one year at the time of the filing of this shareholder proposal and will continue to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required.

It would be our sincere hope that Target would be willing to engage in a dialogue on how they could address the national health care issue with the shareholder representatives led by Sister Judy Byron, OP of the Adrian Dominican Sisters. Please coordinate all correspondence and responses related to this shareholder proposal through:

Sister Judy Byron, OP
Northwest Coalition for Responsible Investment
1216 NE 65th Street
Seattle, WA 98115
206.223-1138
jbyron@ipjc.org

Sincerely,

Lauren Compere

Lauren Compere
Director of Shareholder Advocacy

Universal Health Care Policy
Target Corporation 2007

The provision of health insurance is crucial to productivity—the HR Policy Association estimates that the annual cost of reduced productivity stemming from the lack of coverage is at least $87 billion—and can be critical to attracting and retaining talented workers. Employer-based coverage is an essential part of America's health insurance system and will continue to be so for the near term.

However, the cost of employer-sponsored health plans has increased by nearly 75 percent since 2000, with premiums increasing more rapidly than either inflation or wage growth. Health insurance costs are now among the fastest-growing business expenses for American corporations. In fact, *The McKinsey Quarterly* predicted that the average Fortune 500 company could see health benefit spending equal profits as soon as 2008.

According to *Business Week*, "The biggest issue for Corporate America in 2005 and beyond is getting out from under the crushing burden of costly medical-care benefits." Soaring costs are putting upward pressure on cost structures and cutting into profits. They also make it difficult for American companies to compete in the global market place.

A study by the Manufacturers Alliance and the National Association of Manufacturers found that structural costs, of which the largest component by far is health care, add almost 23 percent to the price of doing business in the United States. Wilbur Ross, the investor responsible for restructuring Bethlehem Steel, estimated in a recent issue of *The New Yorker* that American companies are confronted with a 15 percent cost disadvantage versus firms from countries with universal health care.

Major American corporations are feeling the effects. General Motors' CEO recently lamented that, "[GM's] health care expense represents a significant disadvantage versus our foreign-based competitors. Left unaddressed, this will make a big difference in our ability to compete in investment, technology and other key contributors to our future success." GM's CEO is not alone. The *Economist* recently speculated that many American executives harbor similar sentiments and the U.S. Chamber of Commerce has identified the cost of health care as an issue affecting the ability of U.S. corporations to compete in global markets.

According to the Deloitte Center for Health Solutions, current attempts to hold down the cost of coverage are not demonstrating appreciable results. And eliminating benefits altogether is not a viable option either. According to Ford's *2004/5 Sustainability Report*, "Long-term, national solutions are needed." In the meantime, state legislatures are beginning to address health coverage. Four states have passed universal health care bills, at least eight more are under consideration and an additional seven states are studying the possibility of a universal system.

Resolved: Shareholders request that the company report (at reasonable cost and omitting proprietary information) on the implications of rising health care expenses and how it is positioning itself to address this public policy issue without compromising the health and productivity of its workforce. The report should be completed by June 30, 2007 and need not address specific benefit offerings.

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

December 8, 2006

Robert J. Ulrich, CEO
Target Corporation
1000 Nicollet Mall
Minneapolis, MN 55403

Dear Mr. Ulrich:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Target for several years. The provision of health care coverage is a vital component in attracting and retaining quality employees. We are concerned that our company lacks a comprehensive, long-term plan to address skyrocketing health care costs, and will be unable to compete in the global economy. We strongly urge you to become more transparent as you make a public report on the on the corporation's policies and practices.

As a faith-based investor, I am hereby authorized to notify you of our intention to submit this shareholder proposal with the Adrian Dominican Sisters. I submit it for inclusion in the proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholder meeting to move the resolution. We hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution will be: Sr. Judy Byron, OP. Her number is 206-223-1138, and her email address is: jbyron@ipjc.org.

As verification that we are beneficial owners of common stock in Target, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder, attesting to the fact. It is our intention to keep these shares in our portfolio beyond the date of the 2007 meeting.

Respectfully yours,

Tom McCaney
Associate Director, Corporate Social Responsibility

Nora M. Nash, OSF

Nora Nash, OSF
Director, Corporate
Social Responsibility

Enclosures

cc: Judy Byron, OP, Adrian Dominican Sisters
Daniel Rosan, ICCR
Julie Wokaty, ICCR

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-7764 Fax: 610-558-5855 E-mail: tmccaney@osfphila.org www.osfphila.org

Universal Health Care Policy
Target Corporation 2007

The provision of health insurance is crucial to productivity—the HR Policy Association estimates that the annual cost of reduced productivity stemming from the lack of coverage is at least $87 billion—and can be critical to attracting and retaining talented workers. Employer-based coverage is an essential part of America's health insurance system and will continue to be so for the near term.

However, the cost of employer-sponsored health plans has increased by nearly 75 percent since 2000, with premiums increasing more rapidly than either inflation or wage growth. Health insurance costs are now among the fastest-growing business expenses for American corporations. In fact, *The McKinsey Quarterly* predicted that the average Fortune 500 company could see health benefit spending equal profits as soon as 2008.

According to *Business Week*, "The biggest issue for Corporate America in 2005 and beyond is getting out from under the crushing burden of costly medical-care benefits." Soaring costs are putting upward pressure on cost structures and cutting into profits. They also make it difficult for American companies to compete in the global market place.

A study by the Manufacturers Alliance and the National Association of Manufacturers found that structural costs, of which the largest component by far is health care, add almost 23 percent to the price of doing business in the United States. Wilbur Ross, the investor responsible for restructuring Bethlehem Steel, estimated in a recent issue of *The New Yorker* that American companies are confronted with a 15 percent cost disadvantage versus firms from countries with universal health care.

Major American corporations are feeling the effects. General Motors' CEO recently lamented that, "[GM's] health care expense represents a significant disadvantage versus our foreign-based competitors. Left unaddressed, this will make a big difference in our ability to compete in investment, technology and other key contributors to our future success." GM's CEO is not alone. The *Economist* recently speculated that many American executives harbor similar sentiments and the U.S. Chamber of Commerce has identified the cost of health care as an issue affecting the ability of U.S. corporations to compete in global markets.

According to the Deloitte Center for Health Solutions, current attempts to hold down the cost of coverage are not demonstrating appreciable results. And eliminating benefits altogether is not a viable option either. According to Ford's *2004/5 Sustainability Report*, "Long-term, national solutions are needed." In the meantime, state legislatures are beginning to address health coverage. Four states have passed universal health care bills, at least eight more are under consideration and an additional seven states are studying the possibility of a universal system.

Resolved: Shareholders request that the company report (at reasonable cost and omitting proprietary information) on the implications of rising health care expenses and how it is positioning itself to address this public policy issue without compromising the health and productivity of its workforce. The report should be completed by June 30, 2007 and need not address specific benefit offerings.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000

Northern Trust

October 25, 2006

To Whom It May Concern:

This letter will verify that the Sisters of St. Francis of Philadelphia hold at least $2,000 worth of Target Corp. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Sister Nora M. Nash is a representative of the Sisters of St. Francis of Philadelphia and is authorized to act in their behalf.

Sincerely,

Frank Fauser
2nd Vice President

Catherine Rowan
Corporate Responsibility Consultant

December 7, 2006

Mr. Robert J. Ulrich
Chief Executive Officer
Target Corporation
1000 Nicollet Mall
Minneapolis, MN 55403-2367

Dear Mr. Ulrich,

Trinity Health, with an investment position of over $2000 worth of shares of common stock in Target Corporation, looks for social and environmental as well as financial accountability in its investments.

Proof of ownership of common stock in Target Corporation is enclosed. Trinity Health has held stock in Target continuously for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

As a socially responsible investor and as a health care institution, we have enjoyed a fruitful discussion for nearly three years with Target on the issue of violent video games. We, along with other members of the Interfaith Center for Corporate Responsibility seek action on the part of Target on another issue of great social concern: the crisis that America's health care system is suffering.

We support accessible, affordable and equitable health care for all, and advocate for measures to reduce the number of uninsured individuals in our nation. The U.S. Census Bureau report, "Income, Poverty, and Health Insurance Coverage in the United States: 2005", found that the number of uninsured people in the United States continues to escalate and the number of workers without employer-sponsored insurance coverage has increased. The percentage of people covered by employment-based health insurance has decreased to 59.5 percent.

We seek to understand the economic burden providing health benefits places on American corporations. As a long-term shareholder, we believe it is in the economic interest of our company to ensure that its workforce has access to healthcare that is affordable and provided equitably.

We also believe that this is a moment for large employers such as Target to exercise corporate social responsibility by taking a public stand on health care reform and advocating for a system that provides universal, affordable, accessible, comprehensive and quality health care.

Acting on behalf of Trinity Health, I am authorized to notify you of Trinity Health's intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

766 Brady Ave., Apt.635 • Bronx, NY 10462
718/822-0820 • Fax: 718-504-4787
Email: rowan@bestweb.net

The primary contact for this proposal is Judy Byron, OP, representing the Adrian Dominican Sisters jbyron@ipjc.org (206-223-1138).

We look forward to discussing the issues addressed by this proposal at your earliest convenience.

Sincerely,

Catherine Rowan, representing Trinity Health
Corporate Responsibility Consultant

enc.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000

Northern Trust

December 4, 2006

Catherine Rowan
Corporate Responsibility Consultant,
representing Trinity Health
766 Brady Ave., Apt. 635
Bronx, NY 10462
718-822-0820
Fax 718-504-4787
rowan@bestweb.net

Re: Verification of Ownership

Dear Ms. Rowan,

Please accept this letter as authentication that as of November 30, 2006, Northern Trust Corporation, as custodian, held for the beneficial interest of the Trinity Health 18,606 shares of Target Corp. Common stock. The shares are held in the name of the Cede & Co.

Further, please note that Northern Trust Corporation has continuously held Target Corp. common stock on behalf of the Trinity Health since September 30, 2005.

If you have any questions concerning this matter, please do not hesitate to contact me at
(312) 444-4572.

Sincerely,

Brian Campo
Vice President
The Northern Trust Company

Enclosure

Universal Health Care Policy
Target Corporation 2007

The provision of health insurance is crucial to productivity—the HR Policy Association estimates that the annual cost of reduced productivity stemming from the lack of coverage is at least $87 billion—and can be critical to attracting and retaining talented workers. Employer-based coverage is an essential part of America's health insurance system and will continue to be so for the near term.

However, the cost of employer-sponsored health plans has increased by nearly 75 percent since 2000, with premiums increasing more rapidly than either inflation or wage growth. Health insurance costs are now among the fastest-growing business expenses for American corporations. In fact, *The McKinsey Quarterly* predicted that the average Fortune 500 company could see health benefit spending equal profits as soon as 2008.

According to *Business Week*, "The biggest issue for Corporate America in 2005 and beyond is getting out from under the crushing burden of costly medical-care benefits." Soaring costs are putting upward pressure on cost structures and cutting into profits. They also make it difficult for American companies to compete in the global market place.

A study by the Manufacturers Alliance and the National Association of Manufacturers found that structural costs, of which the largest component by far is health care, add almost 23 percent to the price of doing business in the United States. Wilbur Ross, the investor responsible for restructuring Bethlehem Steel, estimated in a recent issue of *The New Yorker* that American companies are confronted with a 15 percent cost disadvantage versus firms from countries with universal health care.

Major American corporations are feeling the effects. General Motors' CEO recently lamented that, "[GM's] health care expense represents a significant disadvantage versus our foreign-based competitors. Left unaddressed, this will make a big difference in our ability to compete in investment, technology and other key contributors to our future success." GM's CEO is not alone. The *Economist* recently speculated that many American executives harbor similar sentiments and the U.S. Chamber of Commerce has identified the cost of health care as an issue affecting the ability of U.S. corporations to compete in global markets.

According to the Deloitte Center for Health Solutions, current attempts to hold down the cost of coverage are not demonstrating appreciable results. And eliminating benefits altogether is not a viable option either. According to Ford's *2004/5 Sustainability Report*, "Long-term, national solutions are needed." In the meantime, state legislatures are beginning to address health coverage. Four states have passed universal health care bills, at least eight more are under consideration and an additional seven states are studying the possibility of a universal system.

Resolved: Shareholders request that the company report (at reasonable cost and omitting proprietary information) on the implications of rising health care expenses and how it is positioning itself to address this public policy issue without compromising the health and productivity of its workforce. The report should be completed by June 30, 2007 and need not address specific benefit offerings.

FRIENDS FIDUCIARY

CORPORATION

TELEPHONE
215 / 241 7272

FRIENDS CENTER / 1515 CHERRY STREET
PHILADELPHIA PA 19102

FACSIMILE
215 / 241 7871

December 8, 2006

Tim Ball

Mr. Robert J. Ulrich, CEO & Chair
Target Corporation
1000 Nicollet Mall
Minneapolis, MN 55403

Dear Mr. Ulrich,

Friends Fiduciary Corporation holds 12,750 shares of Target Corporation stock. We believe that, medical benefits are a critical issue for U.S. Corporations and that this issue impacts the profitability of Target Corporation and the health and productivity of its employees. Therefore, we believe that our company should be actively involved in the efforts to address this important public policy issue.

Therefore, in conjunction with the The Adrian Dominican Sisters, Friends Fiduciary Corporation is filing the enclosed shareholder proposal as a "co-filer" for inclusion in the 2007 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Act"). We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Target shares. Friends Fiduciary Corporation has held at least $2,000 in market value of these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting. Verification of ownership is enclosed. A representative of the filers will attend the stockholders' meeting to move the resolution as required.

Sincerely yours,

Constance Brookes

Constance Brookes
Executive Director

Friends Fiduciary Corporation

Encl. Resolution text and Verification of ownership

cc: Judy Byron, OP, Northwest Coalition for Responsible Investment
Julie Wokaty, ICCR Director of Publications

Universal Health Care Policy
Target Corporation 2007

The provision of health insurance is crucial to productivity—the HR Policy Association estimates that the annual cost of reduced productivity stemming from the lack of coverage is at least $87 billion—and can be critical to attracting and retaining talented workers. Employer-based coverage is an essential part of America's health insurance system and will continue to be so for the near term.

However, the cost of employer-sponsored health plans has increased by nearly 75 percent since 2000, with premiums increasing more rapidly than either inflation or wage growth. Health insurance costs are now among the fastest-growing business expenses for American corporations. In fact, *The McKinsey Quarterly* predicted that the average Fortune 500 company could see health benefit spending equal profits as soon as 2008.

According to *Business Week*, "The biggest issue for Corporate America in 2005 and beyond is getting out from under the crushing burden of costly medical-care benefits." Soaring costs are putting upward pressure on cost structures and cutting into profits. They also make it difficult for American companies to compete in the global market place.

A study by the Manufacturers Alliance and the National Association of Manufacturers found that structural costs, of which the largest component by far is health care, add almost 23 percent to the price of doing business in the United States. Wilbur Ross, the investor responsible for restructuring Bethlehem Steel, estimated in a recent issue of *The New Yorker* that American companies are confronted with a 15 percent cost disadvantage versus firms from countries with universal health care.

Major American corporations are feeling the effects. General Motors' CEO recently lamented that, "[GM's] health care expense represents a significant disadvantage versus our foreign-based competitors. Left unaddressed, this will make a big difference in our ability to compete in investment, technology and other key contributors to our future success." GM's CEO is not alone. The *Economist* recently speculated that many American executives harbor similar sentiments and the U.S. Chamber of Commerce has identified the cost of health care as an issue affecting the ability of U.S. corporations to compete in global markets.

According to the Deloitte Center for Health Solutions, current attempts to hold down the cost of coverage are not demonstrating appreciable results. And eliminating benefits altogether is not a viable option either. According to Ford's *2004/5 Sustainability Report*, "Long-term, national solutions are needed." In the meantime, state legislatures are beginning to address health coverage. Four states have passed universal health care bills, at least eight more are under consideration and an additional seven states are studying the possibility of a universal system.

Resolved: Shareholders request that the company report (at reasonable cost and omitting proprietary information) on the implications of rising health care expenses and how it is positioning itself to address this public policy issue without compromising the health and productivity of its workforce. The report should be completed by June 30, 2007 and need not address specific benefit offerings.

usbank
Five Star Service Guaranteed

December 8, 2006

To Whom It May Concern

The US Bank acts as custodian for the Friends Fiduciary Corporation.

We are writing to verify that the Friends Fiduciary Corporation currently owns at least 12,750 shares of Target. We confirm that the Fund has beneficial ownership of at least $2000 in market value of the voting securities of Target and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Should you require further information, please contact me directly.

Sincerely,

Carol L. Hopewell
Account Administrator

US Bank N.A.
Institutional Trust & Custody
2 Liberty Place
50 S. 16th Street, Suite 2000
Philadelphia, PA 19102
215-761-9337
215-761-9414(fax)

Passionist Community

Congregation of the Passion • Holy Cross Province

Provincial Office

5700 N. Harlem Avenue • Chicago, Illinois 60631 • 773-631-6336 (FAX) 773-631-8059

December 8, 2006

Mr. Robert J. Ulrich, CEO & Chair
Target Corporation
1000 Nicollet Mall
Minneapolis, MN 55403

Dear Mr. Ulrich:

The Congregation of the Passion is concerned with the rising cost of health care and the effect that is having on working Americans. We are aware of the growing attention that this issue is generating and we are equally concerned for the future implications that the negative publicity could have on this Company. While we do believe that the issue of health care is a public policy issue we also feel that companies, such as this one, share in promoting this social responsibility. Furthermore we believe that this Company has an opportunity to enhance its reputation and our investment by being on the forefront on the issue of health care.

Therefore, in conjunction with the Adrian Dominican Sisters, the Congregation of the Passion submit the enclosed shareholder resolution for inclusion in the 2007 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Security and Exchange Act of 1934.

The Congregation of the Passion are the beneficial owners of 100 shares of the Target Corporation. We have held at least $2,000 in market value of these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting. Verification of ownership is enclosed. A representative of the filers will attend the stockholders' meeting to move the resolution as required.

Sincerely,

John D. Gonzalez, CPP
Program Director for JPIC and Lay Ministries
Congregation of the Passion

Encl. Resolution text and Verification of ownership

Cc: Sr. Judy Byron, OP
Dan Rosan, ICCR Program Director
Julie Wokaty, ICCR Director of Publications

Universal Health Care Policy
Target Corporation 2007

The provision of health insurance is crucial to productivity—the HR Policy Association estimates that the annual cost of reduced productivity stemming from the lack of coverage is at least $87 billion—and can be critical to attracting and retaining talented workers. Employer-based coverage is an essential part of America's health insurance system and will continue to be so for the near term.

However, the cost of employer-sponsored health plans has increased by nearly 75 percent since 2000, with premiums increasing more rapidly than either inflation or wage growth. Health insurance costs are now among the fastest-growing business expenses for American corporations. In fact, *The McKinsey Quarterly* predicted that the average Fortune 500 company could see health benefit spending equal profits as soon as 2008.

According to *Business Week*, "The biggest issue for Corporate America in 2005 and beyond is getting out from under the crushing burden of costly medical-care benefits." Soaring costs are putting upward pressure on cost structures and cutting into profits. They also make it difficult for American companies to compete in the global market place.

A study by the Manufacturers Alliance and the National Association of Manufacturers found that structural costs, of which the largest component by far is health care, add almost 23 percent to the price of doing business in the United States. Wilbur Ross, the investor responsible for restructuring Bethlehem Steel, estimated in a recent issue of *The New Yorker* that American companies are confronted with a 15 percent cost disadvantage versus firms from countries with universal health care.

Major American corporations are feeling the effects. General Motors' CEO recently lamented that, "[GM's] health care expense represents a significant disadvantage versus our foreign-based competitors. Left unaddressed, this will make a big difference in our ability to compete in investment, technology and other key contributors to our future success." GM's CEO is not alone. The *Economist* recently speculated that many American executives harbor similar sentiments and the U.S. Chamber of Commerce has identified the cost of health care as an issue affecting the ability of U.S. corporations to compete in global markets.

According to the Deloitte Center for Health Solutions, current attempts to hold down the cost of coverage are not demonstrating appreciable results. And eliminating benefits altogether is not a viable option either. According to Ford's *2004/5 Sustainability Report*, "Long-term, national solutions are needed." In the meantime, state legislatures are beginning to address health coverage. Four states have passed universal health care bills, at least eight more are under consideration and an additional seven states are studying the possibility of a universal system.

Resolved: Shareholders request that the company report (at reasonable cost and omitting proprietary information) on the implications of rising health care expenses and how it is positioning itself to address this public policy issue without compromising the health and productivity of its workforce. The report should be completed by June 30, 2007 and need not address specific benefit offerings.

15:08 12/07/06 PG 1

'WR PRC

FINANCIAL CONSULTANTS
SECURITY DETAIL

COB 12/06/06
FC:1023

ACCT: 637-04221 CONGREGATION OF THE PASSION HO
DESC: TARGET CORP COM SYM: TGT QRQ: B2 7 SEC NO: 74DG3
CURR POS: 100 MKT VAL: 5,813.00
CURR PX: 58.1300 STRATEGY: TECH:

DATE	TYPE	SOL	QTY	PRICE	NET AMOUNT	COMMENT
01/26/01	SLD	N	600C	36.4375	21,861C	
01/10/01	SLD	N	100C	33.8125	3,381C	
12/21/00	REC		600	.0000	0	
07/25/00	DIV		100	.0000	0	
07/25/00	DUDB		100C	.0000	0	
07/20/00	DUDB		100	.0000	0	
06/30/00	BOT		100	55.7500	5,575	

TOTAL BUYS	100	TOTAL DEBITS	100
TOTAL SELLS	700	TOTAL CREDITS	800

FOR INFORMATION PURPOSES ONLY - ACCOUNT STATEMENT IS OFFICIAL RECORD
THIS INFO MUST NOT BE USED IN PLACE OF THE MERRILL LYNCH TAX REPORTING
STATEMENT FOR TAX INFORMATION.

<END>

Missionary Oblates of Mary Immaculate

Justice & Peace / Integrity of Creation Office, United States Province

December 6, 2006

Mr. Robert J. Ulrich, CEO & Chair
Target Corporation
1000 Nicolet Mall
Minneapolis, MN 55403

Dear Mr. Ulrich:

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries in more than 70 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility a coalition of 275 faith-based institutional investors – denominations, orders, pension funds, healthcare corporations, foundations, publishing companies and dioceses – whose combined assets exceed $110 billion. We are the beneficial owners of 12,100 shares of Target Corporation. Verification of our ownership of this stock is enclosed. We plan to hold these shares at least until the annual meeting.

My Oblate brothers and I recognize that medical benefits are an important issue for U.S. corporations. Because this issue impacts the profitability of Target Corporation and the health and productivity of its workforce, we believe that our company should be involved in efforts designed to address this public policy issue.

It is with this in mind that I write to inform you of our intention to co-file the enclosed stockholder resolution with the Adrian Dominican Sisters, for consideration and action by the stockholders at the annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

391 Michigan Avenue, NE • Washington, DC 20017 • Tel: 202-529-4505 • Fax: 202-529-4572
Website: www.omiusajpic.org

Universal Health Care Policy
Target Corporation 2007

The provision of health insurance is crucial to productivity—the HR Policy Association estimates that the annual cost of reduced productivity stemming from the lack of coverage is at least $87 billion—and can be critical to attracting and retaining talented workers. Employer-based coverage is an essential part of America's health insurance system and will continue to be so for the near term.

However, the cost of employer-sponsored health plans has increased by nearly 75 percent since 2000, with premiums increasing more rapidly than either inflation or wage growth. Health insurance costs are now among the fastest-growing business expenses for American corporations. In fact, *The McKinsey Quarterly* predicted that the average Fortune 500 company could see health benefit spending equal profits as soon as 2008.

According to *Business Week*, "The biggest issue for Corporate America in 2005 and beyond is getting out from under the crushing burden of costly medical-care benefits." Soaring costs are putting upward pressure on cost structures and cutting into profits. They also make it difficult for American companies to compete in the global market place.

A study by the Manufacturers Alliance and the National Association of Manufacturers found that structural costs, of which the largest component by far is health care, add almost 23 percent to the price of doing business in the United States. Wilbur Ross, the investor responsible for restructuring Bethlehem Steel, estimated in a recent issue of *The New Yorker* that American companies are confronted with a 15 percent cost disadvantage versus firms from countries with universal health care.

Major American corporations are feeling the effects. General Motors' CEO recently lamented that, "[GM's] health care expense represents a significant disadvantage versus our foreign-based competitors. Left unaddressed, this will make a big difference in our ability to compete in investment, technology and other key contributors to our future success." GM's CEO is not alone. The *Economist* recently speculated that many American executives harbor similar sentiments and the U.S. Chamber of Commerce has identified the cost of health care as an issue affecting the ability of U.S. corporations to compete in global markets.

According to the Deloitte Center for Health Solutions, current attempts to hold down the cost of coverage are not demonstrating appreciable results. And eliminating benefits altogether is not a viable option either. According to Ford's *2004/5 Sustainability Report*, "Long-term, national solutions are needed." In the meantime, state legislatures are beginning to address health coverage. Four states have passed universal health care bills, at least eight more are under consideration and an additional seven states are studying the possibility of a universal system.

Resolved: Shareholders request that the company report (at reasonable cost and omitting proprietary information) on the implications of rising health care expenses and how it is positioning itself to address this public policy issue without compromising the health and productivity of its workforce. The report should be completed by June 30, 2007 and need not address specific benefit offerings.

M&T Investment Group

M&T Bank, 25 South Charles Street, P.O. Box 1596, Baltimore, MD 21203-1596
410 244 3987 TOLL FREE 800 624 4116

October 12, 2006

Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate
Justice and Peace Office – United States Province
391 Michigan Avenue, NE
Washington, DC 20017-1516

Dear Father Finn:

The United States Province of Missionary Oblates of Mary Immaculate owns 12,100 shares of Target and has owned these shares for at least one year.

Please don't hesitate to call me with any questions.

Very truly yours,

S B Greaver

S Bernadette Greaver
Trust Officer - Custody Administration

Mount St. Scholastica

Benedictine Sisters

December 7, 2006

TARGET CORP
ROBERT J. ULRICH - CEO
1000 NICOLLET MALL
MINNEAPOLIS, MN 55403

Dear Mr. Ulrich,

I have been authorized by the Benedictine Sisters of Mount St. Scholastica to notify you of our intention to co-file with the Adrian Dominican Sisters a resolution for consideration by the stockholders at the annual meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the general rules and regulations of the Securities Act of 1934.

The Benedictine Sisters of Mount St. Scholastica are the beneficial owners of 350 shares of stock. Under separate cover you will receive proof of ownership. We will retain shares through the annual meeting.

This resolution request that the company report (at reasonable cost and omitting proprietary information) on the implications of rising health care expenses and how it is positioning itself to address this public policy issue without compromising the health and productivity of its workforce. The report should be completed by June 30, 2007 and need not address specific benefit offerings.

Judy Byron is the primary contact regarding this resolution and she can be reached at 206-223-1138.

Sincerely,

Rose Marie Stallbaumer, OSB

Rose Marie Stallbaumer, OSB
Treasurer

801 S. 8TH STREET | ATCHISON, KS 66002 | 913.360.6200 | FAX 913.360.6190
www.mountosb.org

Universal Health Care Policy
2007 – Target Corp.

The provision of health insurance is crucial to productivity—the HR Policy Association estimates that the annual cost of reduced productivity stemming from the lack of coverage is at least $87 billion—and can be critical to attracting and retaining talented workers. Employer-based coverage is an essential part of America's health insurance system and will continue to be so for the near term.

However, the cost of employer-sponsored health plans has increased by nearly 75 percent since 2000, with premiums increasing more rapidly than either inflation or wage growth. Health insurance costs are now among the fastest-growing business expenses for American corporations. In fact, The McKinsey Quarterly predicted that the average Fortune 500 company could see health benefit spending equal profits as soon as 2008.

According to Business Week, "The biggest issue for Corporate America in 2005 and beyond is getting out from under the crushing burden of costly medical-care benefits." Soaring costs are putting upward pressure on cost structures and cutting into profits. They also make it difficult for American companies to compete in the global market place.

A study by the Manufacturers Alliance and the National Association of Manufacturers found that structural costs, of which the largest component by far is health care, add almost 23 percent to the price of doing business in the United States. Wilbur Ross, the investor responsible for restructuring Bethlehem Steel, estimated in a recent issue of The New Yorker that American companies are confronted with a 15 percent cost disadvantage versus firms from countries with universal health care.

Major American corporations are feeling the effects. General Motors' CEO recently lamented that, "[GM's] health care expense represents a significant disadvantage versus our foreign-based competitors. Left unaddressed, this will make a big difference in our ability to compete in investment, technology and other key contributors to our future success." GM's CEO is not alone. The Economist recently speculated that many American executives harbor similar sentiments and the U.S. Chamber of Commerce has identified the cost of health care as an issue affecting the ability of U.S. corporations to compete in global markets.

According to the Deloitte Center for Health Solutions, current attempts to hold down the cost of coverage are not demonstrating appreciable results. And eliminating benefits altogether is not a viable option either. According to Ford's 2004/5 Sustainability Report, "Long-term, national solutions are needed." In the meantime, state legislatures are beginning to address health coverage. Four states have passed universal health care bills, at least eight more are under consideration and an additional seven states are studying the possibility of a universal system.

RESOLVED: Shareholders request that the company report (at reasonable cost and omitting proprietary information) on the implications of rising health care expenses and how it is positioning itself to address this public policy issue without compromising the health and productivity of its workforce. The report should be completed by June 30, 2007 and need not address specific benefit offerings.

Global Private Client

2959 N. Rock Road
Suite 200
Wichita, Kansas 67226-1193
316 631 3500 Main
800 777 3993 Toll Free
FAX 316 631 3525

Merrill Lynch

December 12, 2006

Target Corp
Robert J. Ulrich, CEO
1000 Nicollet Mall
Minneapolis, MN 55403

RE: Mt St Scholastica, TIN# 48-0548363

Dear Mr. Ulrich,

This letter shall serve as verification of ownership of 450 shares of Target Corp common stock by the Benedictine Sisters of Mount St. Scholastica, Inc. Shares are currently held in street name with Merrill Lynch Pierce, Fenner & Smith Inc. Ownership of stated shares by Mount St. Scholastica, Inc. has existed for well over one year, and will be held through the time of the annual meeting.

Please grant all privileges and consideration due the Benedictine Sisters of Mount St. Scholastica as prescribed by their length of ownership of Target Corp common stock.

Sincerely,

Jody Herbert

Jody Herbert, CA
Geringer, Laub, Haag & Associates

Cc: Benedictine Sisters of Mount St. Scholastica, Inc.

BON SECOURS HEALTH SYSTEM

VIA FEDERAL EXPRESS

December 7, 2006

Robert J. Ulrich
CEO & Chair
Target Corporation
1000 Nicollet Mall
Minneapolis, MN 55403

Dear Mr. Ulrich:

Bon Secours Health System is among the growing number of responsible investors who recognize that medical benefits are a critical issue for U.S. Corporations. Because this issue impacts the profitability of Target Corporation and the health and productivity of its employees, we believe that our company should be involved in the efforts designed to address this public policy issue. Bon Secours, a Catholic health care ministry headquartered in Marriottsville, Maryland, owns, manages, or joint ventures 20 acute-care hospitals, six long-term care, six assisted living and independent and other facilities located in 12 communities in nine states, primarily on the East Coast.

On behalf of Bon Secours, I am hereby authorized to ask you to include in your proxy materials for the next annual meeting the enclosed shareholder resolution ***Universal Health Care Policy*** in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities Exchange Act of 1934. We are co-filing this resolution with the Adrian Dominican Sisters. A representative of the filers will attend the 2007 stockholders meeting to move the resolution as required by the SEC Rules.

Bon Secours Health System has owned a minimum of $2000 worth of common stock in Target Corporation for over one year and will continue to hold shares through the 2007 shareholder meeting. Verification of our beneficial ownership will be sent under separate cover.

Sincerely,

Everard O. Rutledge, PhD
Vice President of Community Health

Enclosure – Resolution
cc: Judy Byron, OP, Adrian Dominican Sisters

Universal Health Care Policy
Target Corporation 2007

The provision of health insurance is crucial to productivity—the HR Policy Association estimates that the annual cost of reduced productivity stemming from the lack of coverage is at least $87 billion—and can be critical to attracting and retaining talented workers. Employer-based coverage is an essential part of America's health insurance system and will continue to be so for the near term.

However, the cost of employer-sponsored health plans has increased by nearly 75 percent since 2000, with premiums increasing more rapidly than either inflation or wage growth. Health insurance costs are now among the fastest-growing business expenses for American corporations. In fact, *The McKinsey Quarterly* predicted that the average Fortune 500 company could see health benefit spending equal profits as soon as 2008.

According to *Business Week*, "The biggest issue for Corporate America in 2005 and beyond is getting out from under the crushing burden of costly medical-care benefits." Soaring costs are putting upward pressure on cost structures and cutting into profits. They also make it difficult for American companies to compete in the global market place.

A study by the Manufacturers Alliance and the National Association of Manufacturers found that structural costs, of which the largest component by far is health care, add almost 23 percent to the price of doing business in the United States. Wilbur Ross, the investor responsible for restructuring Bethlehem Steel, estimated in a recent issue of *The New Yorker* that American companies are confronted with a 15 percent cost disadvantage versus firms from countries with universal health care.

Major American corporations are feeling the effects. General Motors' CEO recently lamented that, "[GM's] health care expense represents a significant disadvantage versus our foreign-based competitors. Left unaddressed, this will make a big difference in our ability to compete in investment, technology and other key contributors to our future success." GM's CEO is not alone. The *Economist* recently speculated that many American executives harbor similar sentiments and the U.S. Chamber of Commerce has identified the cost of health care as an issue affecting the ability of U.S. corporations to compete in global markets.

According to the Deloitte Center for Health Solutions, current attempts to hold down the cost of coverage are not demonstrating appreciable results. And eliminating benefits altogether is not a viable option either. According to Ford's *2004/5 Sustainability Report*, "Long-term, national solutions are needed." In the meantime, state legislatures are beginning to address health coverage. Four states have passed universal health care bills, at least eight more are under consideration and an additional seven states are studying the possibility of a universal system.

Resolved: Shareholders request that the company report (at reasonable cost and omitting proprietary information) on the implications of rising health care expenses and how it is positioning itself to address this public policy issue without compromising the health and productivity of its workforce. The report should be completed by June 30, 2007 and need not address specific benefit offerings.

Mellon

Mellon Global Securities Services

December 7, 2006

Robert J. Ulrich
CEO & Chair
Target Corporation
1000 Nicollet Mall
Minneapolis, MN 55403

Dear Mr. Ulrich:

This letter is confirmation that Bon Secours Health System currently holds 100 shares of Target Corporation stock. Bon Secours Health System has continuously held these shares of stock for at least one year prior to submission of their letter of proposal and such investment has a market value greater than $2,000.

This security is currently held by Mellon Bank, N.A. for Bon Secours Health System in our nominee name at the Depository Trust Company and this letter is a statement of Mellon Bank, N.A. as record holder of the above referenced common stock.

Please contact me directly at 412-234-8822 with any questions.

Thank you.

Regards,

Thomas J. McNally

Thomas J. McNally
Client Service Officer

Cc: Everard O. Rutledge, PhD

One Mellon Center • Suite 1315 • Pittsburgh, PA 15258-0001
www.mellon.com

A Mellon Financial Company.℠

Sisters of St. Joseph of LaGrange
1515 W. Ogden Ave. • LaGrange Park, IL • 60526-1721 • 708.354.9200 • fax 708.354.9573

December 11, 2006

Robert J. Ulrich
Target Corporation
1000 Nicolette Mall
Minneapolis, MN 55403

Dear Mr. Ulrich:

We are concerned about the rising cost of employer-sponsored health plans. We are also concerned on how our company is positioning itself to address this public policy issue without compromising the heath and productivity of our workforce.

The Sisters of St. Joseph of La Grange submit the enclosed proposal *Universal Health Care Policy* for inclusion in the proxy statement for consideration and action by the 2007 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are filing this resolution along with other concerned investors. The primary contact for you for the filers, Adrian Dominican Sisters, is Judy Byron, OP.

The Sisters of St. Joseph of La Grange are the beneficial owner of 5700 shares Target Corporation common stock. Verification of ownership is enclosed. We have held the stock for over one year and will continue to hold shares through the 2007 shareholders meeting.

Sincerely yours,

Joellen Sbrissa, CSJ

Joellen Sbrissa, CSJ
Coordinator
Social Responsible Investments Committee

Enclosure: text of resolution and proof of ownership

Cc: Dan Rosan, Interfaith Center on Corporate Responsibility
Judy Byron, OP, Adrian Dominican Sisters
Julie Wokaty, Interfaith Center on Corporate Responsibility

Universal Health Care Policy
2007 – Target Corp.

The provision of health insurance is crucial to productivity—the HR Policy Association estimates that the annual cost of reduced productivity stemming from the lack of coverage is at least $87 billion—and can be critical to attracting and retaining talented workers. Employer-based coverage is an essential part of America's health insurance system and will continue to be so for the near term.

However, the cost of employer-sponsored health plans has increased by nearly 75 percent since 2000, with premiums increasing more rapidly than either inflation or wage growth. Health insurance costs are now among the fastest-growing business expenses for American corporations. In fact, The McKinsey Quarterly predicted that the average Fortune 500 company could see health benefit spending equal profits as soon as 2008.

According to Business Week, "The biggest issue for Corporate America in 2005 and beyond is getting out from under the crushing burden of costly medical-care benefits." Soaring costs are putting upward pressure on cost structures and cutting into profits. They also make it difficult for American companies to compete in the global market place.

A study by the Manufacturers Alliance and the National Association of Manufacturers found that structural costs, of which the largest component by far is health care, add almost 23 percent to the price of doing business in the United States. Wilbur Ross, the investor responsible for restructuring Bethlehem Steel, estimated in a recent issue of The New Yorker that American companies are confronted with a 15 percent cost disadvantage versus firms from countries with universal health care.

Major American corporations are feeling the effects. General Motors' CEO recently lamented that, "[GM's] health care expense represents a significant disadvantage versus our foreign-based competitors. Left unaddressed, this will make a big difference in our ability to compete in investment, technology and other key contributors to our future success." GM's CEO is not alone. The Economist recently speculated that many American executives harbor similar sentiments and the U.S. Chamber of Commerce has identified the cost of health care as an issue affecting the ability of U.S. corporations to compete in global markets.

According to the Deloitte Center for Health Solutions, current attempts to hold down the cost of coverage are not demonstrating appreciable results. And eliminating benefits altogether is not a viable option either. According to Ford's 2004/5 Sustainability Report, "Long-term, national solutions are needed." In the meantime, state legislatures are beginning to address health coverage. Four states have passed universal health care bills, at least eight more are under consideration and an additional seven states are studying the possibility of a universal system.

RESOLVED: Shareholders request that the company report (at reasonable cost and omitting proprietary information) on the implications of rising health care expenses and how it is positioning itself to address this public policy issue without compromising the health and productivity of its workforce. The report should be completed by June 30, 2007 and need not address specific benefit offerings.

FNBC TRUST COMPANY

Thursday November 16, 2006

To Whom It May Concern;

We hereby certify as Custodian that Sisters of St. Joseph of LaGrange are currently the owners of 5,700 shares of Target Corporation common stock (TGT). This stock has been held in the Sisters of St. Joseph portfolio for at least one year prior to this date. The Sisters will retain this stock until at least after the shareholders' meeting.

Sincerely,

FNBC TRUST COMPANY
Custodian of the Sisters of St. Joseph of LaGrange – General Fund

By: Craig Kinck
Vice President and Trust Officer

620 West Burlington Avenue • LaGrange, Illinois 60525 • 708.482.7700 • Fax 708.482.9026
24 Hour Telephone Banking 1.877.482.7707 • www.fnblagrange.com

ADRIAN DOMINICAN SISTERS
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793
517-266-3400
517-266-3524 fax
www.adriandominicans.org
Portfolio Advisory Board

2007 FEB -1 PM 3:31

January 31, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Target Corporation to omit shareholder proposal submitted by the Adrian Dominican Sisters, Catholic Healthcare West, Catholic Healthcare Partners, Boston Common Asset Management, Sisters of St. Francis of Philadelphia, Trinity Health, Friends Fiduciary Corporation, Congregation of the Passion, Missionary Oblates of Mary Immaculate, Benedictine Sisters of Mount St. Scholastica, Bon Secours Health System, Sisters of St. Joseph of La Grange, and National Ministries, American Baptist Churches USA

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Adrian Dominican Sisters and twelve co-sponsors (the "Proponent") submitted a shareholder proposal (the "Proposal") to Target Corporation. ("Target" or the "Company"). The Proposal asks Target to report on the implications of rising health care expenses and how the Company is positioning itself to address this public policy issue without compromising the health and productivity of its workforce.

By letter dated January 18. 2007, Target stated that it intends to omit the Proposal from the proxy materials to be sent to shareholders in connection with the 2007 annual meeting of shareholders and asked for assurance that the Staff would not recommend enforcement action if it did so. Target claims that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), as relating to Target ordinary business operations; and in reliance on Rule 14a-8(i)(10), as regarding Target has already substantially implemented the proposal. As we discuss more fully below, Target has not met its burden of proving it is entitled to omit the Proposal; its request for relief should accordingly be denied.

Rule 14a-8(i)(7) allows a company to exclude a proposal that "deals with a matter related to the company's ordinary business operations." Target argues that the Proposal is excludable on ordinary business grounds. The Company relies on Exchange Act Release No. 40018 (May 21, 1998)(the "1998 Release"), which states: "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and thus are excludable. Target also claims that the Proposal seeks to micromanage the Company's provision of employee benefits to its workforce.

Neither of these considerations militate in favor the Proposal's exclusion. Contrary to Target's assertion, the Proposal does not seek to know "the healthcare expenses and Target's plans to address the issue [which] relates to functions that are managerial in nature and fall within Target's ordinary business operations." Instead, the Proposal asks Target to assess the strategic impact of spiraling health care costs on the Company and Target's responses to this challenge. Such an evaluation would fall within the purview of the board and Target's most senior management, not the lower-level personnel responsible for plan design, vendor selection and benefits policy. Thus, the Proposal is not concerned with day-to-day workforce management.

Similarly, the Proposal does not ask shareholders to make decisions regarding Target's health care benefits, as the Company argues. Direct shareholder oversight of health care benefits would be unwieldy and unworkable. The Proposal does not try to impose such oversight. It operates at a much higher level of generality and seeks only a report on Target's overall approach to the problem. As a result, the concerns articulated by the Commission in the 1998 Release are not present here.

Rule 14a-8(i)(10) allows a company to exclude a proposal if "the company has already substantially implemented the proposal." Target argues that the company "has substantially implemented the thrust of the Proposal by having reviewed the information that it deemed relevant to this issue, implementing a solution that Target believes balances the concerns raised in the Proposal, and providing its conclusions in a public manner through its Corporate Responsibility Report." The Proposal does not seek a "discussion of the employee benefits offered to Target's employees" but requests that Target "address the implications of rising health care expenses and how it is positioning itself to address this public policy issue." For this reason the Company has not substantially implemented the proposal.

Developments Since SEC Decision on KOHL's

Proponents believe that health care is a significant social policy issue that transcends day-to-day business matters; that Target has not addressed this public policy issue; and thus this Proposal is appropriate for a shareholder vote. Evidence of this grows almost daily. As cited in the January 19, 2007 *Wall Street Journal*, these significant developments occurred since the SEC's decision on this proposal at KOHL's:

> ***Tuesday January 16***
> *Business Roundtable, Service Employees International Union, launched a group called "Divided We Fail." www.dividedwefail.org*
>
> ***Wednesday January 17***
> *A bipartisan group of Senators and members of the House unveiled the "Health Partnership Act" which is aimed at providing grants to states that are crafting their own health care reform plans.*
>
> ***Wednesday January 17***
> *Pennsylvania Gov. Edward Rendell became the latest governor to propose a plan to cover the state's uninsured residents. http://www.gohcr.state.pa.us/*
>
> ***Thursday January 18***
> *Families USA, the US Chamber of Commerce and America's health insurance plans announced a two-step approach to providing coverage to children and adults. www.coalitionfortheuninsured.org*
>
> ***Thursday January 18***
> *Sen. Ron Wyden (D-Oregon) introduced the Healthy Americans Act. The plan has gained endorsements from Safeway CEO Steve Burd, as well as SEIU President Andy Stern.*

Additional Social Policy Indications

- In the 2006 mid-term elections that changed control of both the U.S. House of Representatives and U.S. Senate, voters sent a strong message that the rising cost of health care is a key issue. Voters polled by Americans for Health Care in November 2006 identified rising health care costs as their top economic concern. (http://www.americansforhealthcare.com)

- In December 2006, the Kaiser Family Foundation and Harvard School of Public Health found health care tied for second place with economic concerns in a survey of the public's policy priorities. (http://www.kff.org/kaiserpolls/pomr120806nr.cfm) This same survey identified health care as one of the three issues Americans are most interested in for the 2008 election.

- A survey by the Employee Benefit Research Institute in May and June 2006 found that 59% of respondents rated the nation's health care system as "poor" or "fair." (Christopher Lee, "Shift in Congress Puts Health Care Back on the Table," *The Washington Post* December 25, 2006)

- There are a number of Congressional initiatives related to health care and health insurance coverage. Two of the House Democrats' top "Six for '06" priorities related to health care. (See Lee, supra.)

- Three states—Maine, Massachusetts and Vermont—have enacted measures designed to provide universal coverage to their residents. Governor Arnold Schwarzenegger of California has developed a proposal that would require all state residents to obtain health insurance and would share the cost among employers, individuals, health care providers, health insurers and the government. (Tom Choreau, "Sweeping State Health Plan," *San Francisco Chronicle* (January 9, 2007)

Agreement in the Business Community

The cost of health care and health insurance is not only of intense interest to lawmakers and the general public; it is a particularly urgent social policy issue for U.S. companies that provide health benefits to their employees.

- General Motors CEO Rick Wagoner has quantified the burden: He estimates that $1,500 of the cost of every car GM sells is attributable to health care, a surcharge he says companies in other countries do not bear. (Ceci Connolly, "US Firms Losing Health Care Battle, GM Chairman Says," *The Washington Post* Feb. 11, 2005) In an increasingly global economy, U.S. companies' rapidly growing health care costs put them at a competitive disadvantage, given the larger role of government in providing health coverage in other countries.

- The 2006 Kaiser/Health Research and Educational Trust employer survey reported that the cost of health insurance rose 7.7% in 2006, well over the 3.5% inflation rate. According to the survey, the cost of health insurance has increased by 87% since 2000, with cost increases outpacing inflation since 1999. (http://www.kff.org/insurance/7527/index.cfm)

- In the Business Roundtable's Fourth Quarter 2006 CEO Economic Outlook Survey, over half of CEOs identified health care costs as the greatest cost pressure facing their businesses, for the fourth year in a row. (http://www.businessroundtable.org/newsroom/Document.aspx?qs=5916BF807822B0F1ADC478122FB51711FCF50C8)

- "Our nation is facing a crisis that requires immediate attention. Working together, business, labor, government, consumer groups and health care providers can collectively solve this problem," said Safeway President and CEO Steve Burd. *Silicon Valley/San Jose Business Journal* (December 13, 2006).

- Larry Burton, the executive director of the Business Roundtable testified before the Senate Health, Education, Labor and Pensions (HELP) Committee about the need for comprehensive health care reform. "The issues of the uninsured must be tackled, and health care costs must be reduced for all Americans, for our economy and for our companies. For Business Roundtable CEOs, health care costs are the number one cost pressure they face as employers. High health care costs are affecting job creation. High health care costs are hurting our ability to compete in global markets. And, high health care costs are straining the household incomes of many Americans and forcing them to go without health care coverage altogether." (http://www.businessroundtable.org/newsroom/Document.aspx?qs=5926BF807822B0F1ADC448122FB51711FCF50C8)

In the current environment, it is difficult to imagine a more pressing social policy issue facing U.S. companies, including Target, than the relentless growth of health care costs and the state of health care in America.

In sum, the Proposal asks Target to report to shareholders on the implications of rapidly rising health care costs and how Target is managing this challenge, matters shareholders can comprehend without difficulty. The situation of health care in the United States is a significant social concern, and media, business, government, labor, other organizations and individual citizens are giving greater attention to this issue. Accordingly, the Proposal does not involve Target's ordinary business; Target has not substantially implemented the Proposal; and Target's request for no-action relief should be denied.

If you have any questions or need anything further, please do not hesitate to contact me:

Sister Judy Byron, OP
1216 NE 65th Street
Seattle, WA 98115
206.223.1138
jbyron@ipjc.org

Respectfully submitted,

Sister Judy Byron, OP

Sister Judy Byron, OP
Representative of the Adrian Dominican Sisters

CC: Timothy R. Baer, Target Corporation
Amy C. Seidel, Faegre & Benson
Susan Vickers, RSM, Catholic Healthcare West
Michael D. Connelly, Catholic Healthcare Partners
Constance Brookes, Friends Fiduciary Corporation
John D. Gonzalez, Congregation of the Passion
Seamus P. Finn, Missionary Oblates of Mary Immaculate
Everard O. Rutledge, PhD, Bon Secours Health System
Joellen Sbrissa, Sisters of St. Joseph of La Grange
Lauren Compare, Boston Common Asset Management
Catherine Rowan, Trinity Health
Dr. Margaret Ann Cowden, National Ministries, American Baptist Churches USA
Rose Marie Stallbaumer, OSB, Benedictine Sisters of Mount St. Scholastica
Tom McCaney, Sisters of St. Francis of Philadelphia

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 27, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Target Corporation
Incoming letter dated January 18, 2007

The proposal requests that the board prepare a report examining the implications of rising health care expenses and how Target is addressing this issue without compromising the health and productivity of its workforce.

There appears to be some basis for your view that Target may exclude the proposal under rule 14a-8(i)(7), as relating to Target's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if Target omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Target relies.

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

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